UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*This Amendment No. 3 (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D").

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,824,684
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,137,584(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,137,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

 (1) The shared dispositive power includes 312,900 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 31,123,467 shares of Common Stock outstanding as of March 27, 2019 as reported on the Proxy Statement filed by the Issuer on April 8, 2019.

CUSIP No. 140475104	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000
	8.	SHARED VOTING POWER 2,824,684
	9.	SOLE DISPOSITIVE POWER 15,000
	10.	SHARED DISPOSITIVE POWER 3,137,584(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.13% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 312,900 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 31,123,467 shares of Common Stock outstanding as of March 27, 2019 as reported on the Proxy Statement filed by the Issuer on April 8, 2019.

CUSIP No. 140475104	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No. 3 (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D") with the U.S. Securities and Exchange Commission (the "Commission") by Cove Street Capital, LLC and Jeffrey Bronchick with respect to the Common Stock, $0.01 par value per share ("Common Stock"), of Capital Senior Living Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 7525.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 3,137,584 Shares beneficially owned by CSC is approximately $31,319,656 including brokerage commissions.

Item 4.  Purpose of Transaction.

On April 9th, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”). The reporting persons continue to engage in communications with management and the Board regarding corporate governance and Board matters.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC’s clients or dispose of some or all of CSC’s current holdings of the Securities in the ordinary course of CSC’s business and the management of its client accounts.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

31,123,467 shares of Common Stock outstanding as of March 27, 2019 as reported on the Proxy Statement by the Issuer on April 8, 2019.

CSC has effected transactions, on behalf of its clients, in the following shares of Common Stock in the last 60 days.

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
2/28/2019	Buy	270,055.00	$ 1,333,723.94	$ 4.94
3/1/2019	Buy	123,794.00	$ 626,323.36	$ 5.06
3/4/2019	Buy	21,928.00	$ 105,057.56	$ 4.79
3/5/2019	Buy	15,972.00	$ 72,520.87	$ 4.54
3/6/2019	Buy	100,000.00	$ 385,770.00	$ 3.86
3/8/2019	Buy	74,139.00	$ 311,650.74	$ 4.20
3/11/2019	Buy	15,658.00	$ 66,654.54	$ 4.26
3/22/2019	Buy	16,400.00	$ 68,279.79	$ 4.16
3/26/2019	Sell	4,000.00	$ 15,605.79	$ 3.90

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1 Letter to the Board, dated April 09, 2019 is incorporated herein by reference.

CUSIP No. 140475104	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Insert Name

Chief Compliance Officer Insert Title

April 10, 2019 Insert Date